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13012473

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68254

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: NorthStar Realty Securities, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5299 DTC Boulevard, Suite 900
(No. and Street)

Greenwood Village	Colorado	80011
(City)	(State)	(Zip Code)

William Timothy Toole (303) 895-3765
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, William Timothy Toole , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NorthStar Realty Securities, LLC., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTIAN COPELAND NOTARY PUBLIC STATE OF COLORADO MY COMMISSION EXPIRES 02/25/2015

Signature

President
Title

C. Copeland 2/27/13
Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NorthStar Realty Securities, LLC
Statement of Financial Condition

December 31, 2012

SEC ID No. 8-68254

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

NorthStar Realty Securities, LLC
Statement of Financial Condition
December 31, 2012

Table of Contents

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
NorthStar Realty Securities, LLC

We have audited the accompanying statement of financial condition of NorthStar Realty Securities, LLC (the "Company") as of December 31, 2012 and the related notes to the financial statement.

Management's responsibility for the financial statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NorthStar Realty Securities, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 27, 2013

NorthStar Realty Securities, LLC
Statement of Financial Condition
December 31, 2012

Cash	$	6,440,105
Due from affiliate		1,856,841
Furniture, fixtures and equipment, net		179,732
Other assets		133,155
Total assets	$	8,609,833
Liabilities and member's equity		
Liabilities		
Accounts payable and accrued expenses	$	2,371,359
Total liabilities		2,371,359
Commitments and contingencies (see Note 6)		
Member's equity		6,238,474
Total liabilities and member's equity	$	8,609,833

See accompanying notes to statement of financial condition.

NorthStar Realty Securities, LLC
Notes to Statement of Financial Condition
December 31, 2012

1. Formation and Organization

NorthStar Realty Securities, LLC (the "Company") is a Delaware limited liability company formed on January 26, 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company commenced its operations on April 20, 2010 upon its FINRA membership effective date. The Company is a limited purpose broker-dealer and does not establish or hold client accounts. As such, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii). The Company acts as the managing broker-dealer for best efforts underwritings of its parent, NorthStar Realty Finance Corp. ("NorthStar"). The Company's customers are FINRA member broker-dealers located throughout the United States. The Company participates in underwritings sponsored by NorthStar. The Company has a dealer-manager agreement with an affiliate, NorthStar Real Estate Income Trust, Inc. ("NorthStar Income I"), which is a Maryland corporation formed to originate, acquire and manage portfolios of commercial real estate debt, security and other select equity investments. The Company also has a dealer-manager agreement with NorthStar Healthcare Income, Inc. ("NorthStar Healthcare"), which is a Maryland corporation formed to originate, acquire and asset manage a diversified portfolio of commercial real estate debt and equity investments in healthcare real estate, with a focus on the mid-acuity senior housing sector. As of December 31, 2012, NorthStar Healthcare had not begun operations or raising capital.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows have been included and are of a normal and recurring nature.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates and assumptions.

Cash

The Company considers all highly-liquid investments with a remaining maturity date of three months or less to be cash. Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions and, to date, the Company has not experienced any losses on cash.

Furniture, Fixtures and Equipment, net

Furniture, fixtures and equipment is carried at historical cost less accumulated depreciation. Ordinary repairs and maintenance costs are expensed in the periods incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets.

Due from affiliate

Due from affiliate represents costs paid by the Company on behalf of an affiliate and commissions receivable from an affiliate.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses include amounts payable for employee-related compensation and commission expense, which was $2.4 million as of December 31, 2012.

Income Taxes

Income taxes are accounted for by the asset/liability approach in accordance with U.S. GAAP. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. Such amounts arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates in the period which such changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year.

In 2010, the Company elected to qualify as a corporation under the Internal Revenue Code. As of December 31, 2012, the Company had cumulative net operating losses of $14.1 million, which can generally be used to offset future operating income for up to 20 years. As of December 31, 2012, the Company had a deferred tax asset of $5.5 million, principally as a result of net operating losses. The Company has concluded that it is more likely than not that the net operating losses will not be utilized during the carryforward period, and as such, the Company has established a valuation allowance against the deferred tax asset. The Company has assessed its tax positions for all open tax years, which includes 2010 to 2012 and concluded there were no material uncertainties to be recognized. The Company's accounting policy with respect to interest and penalties is to classify these amounts as interest expense. The Company has not recognized any such amounts related to uncertain tax positions for the year ended December 31, 2012.

3. Furniture, Fixture and Equipment, Net

Furniture, fixture and equipment, net consists of the following:

Office equipment	$ 197,832
Furniture and fixtures	135,997
	333,829
Less: accumulated depreciation	(154,097)
	$ 179,732

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2012, the Company had net regulatory capital of $4,068,746 which exceeded its requirement of $158,091 by $3,910,655.

5. Dealer Manager Agreement

Pursuant to dealer manager agreements between the Company and NorthStar Income I and NorthStar Healthcare, the Company is currently receiving selling commissions from NorthStar Income I of up to 7% of gross offering proceeds raised. The Company reallows all selling commissions earned to participating broker-dealers. In addition, the Company also receives a dealer manager fee of 3% of gross offering proceeds raised, a portion of which may be reallowed to participating broker-dealers.

6. Commitments and Contingencies

The Company leases office space in Colorado under non-cancelable operating leases through December 18, 2015. The lease term commenced August 19, 2010 for five years and four months subject to abatement during the first four months of the initial lease term. The Company has the option to renew the lease for an additional five years.

Future minimum lease payments under the non-cancelable operating leases are as follows at December 31, 2012:

Year ending December 31:		
2013	$	132,440
2014		135,751
2015		139,062
	$	407,253

7. Subsequent Events

The Company has evaluated events and transactions that may have occurred since December 31, 2012 through February 27, 2013, the date the financial statements were available for issuance. Management has determined that there are no material events that would require disclosure in the Company's financial statements.